UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 6, 2013

Messrs.

NATIONAL SECURITIES COMMISSION

Dear Sirs,

As required by section 63 of the Buenos Aires Stock Exchange Regulations and Resolution No. 2/12, I hereby inform you that at the Company’s Board of Directors meeting held on November 6, 2013, the following documents were approved: Condensed Statement of Financial Position, Condensed Statement of Comprehensive Income, Condensed Statement of Changes in Equity, Condensed Statement of Cash Flows, Notes and Exhibits to the Financial Statements -all of them Separate and Consolidated-, Informative Summary and the information required by section 68 of the aforementioned regulations, relating to the nine-month interim period ended September 30, 2013.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Condensed Interim Consolidated Financial Statements.

                                                                                                      Nine-month interim period ended

                                                                                                        September 30, 2013

Consolidated profit for the period

Attributable to the owners of the company	Profit	791,020
Attributable to non-controlling interests	Profit	1,020
	Profit	792,040

Other consolidated comprehensive income for the period

Attributable to the owners of the company	0
Attributable to non-controlling interests	0
0

Total consolidated comprehensive income for the period

Attributable to the owners of the company	Profit	791,020
Attributable to non-controlling interests	Profit	1,020
	Profit	792,040

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Detail of Consolidated Equity
Share Capital– Nominal Value (1) (2)	815,810
Share Capital – Adjustment to Capital	0
Additional paid-in capital	0
Legal Reserve	0
Other Comprehensive Loss	(14,659)
Retained Earnings	408,050
Total attributable to the owners of the Company	1,209,201
Non-controlling interests	8,646
Total Equity	1,217,847

(1)     Includes 8,471 related to treasury shares.

(2)     Includes mandatory share capital reduction as per section 206 of the Argentine Business Organizations Law resolved by the Shareholders’ Meeting of April 25, 2013.

As a consequence of the issuance of Resolution SE No. 250/13, at September 30, 2013 the Company turned the accumulated deficit reported in the Financial Statements as of March 31, 2013 into retained earnings, there by rectifying the situation of corporate dissolution due to the loss of capital stock to which it had been exposed.

Furthermore, and as required by sub-sections o), p) and q) of section 62, we inform the following:

Class of shares	Number of shares (a)	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

(a) The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2013 resolved to reduce Share Capital, due to the fact that at December 31, 2012 the Company had become subject to compliance with the provisions of section 206 of the Argentine Business Organizations Law. Therefore, the Company’s Share Capital after the aforementioned reduction amounts to 815,809,590 shares, with no changes in shareholding proportions. As of to date, the registration of such share capital reduction is in process.

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires. The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. At June  30, 2013, the Company has 9,412,500 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A. RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.
Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2013